SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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
                                                                                ---------------------------------------
                                  FORM N-17F-2                                                 OMB APPROVAL
                                                                                ---------------------------------------
               Certificate of Accounting of Securities and Similar                   OMB Number:         3235-0360
                          Investments in the Custody of                              Expires:            July 31, 1991
                         Management Investment Companies                             Estimated average burden
                                                                                     hours per response. . . .0.05
                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)                   ---------------------------------------




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1.  Investment Company Act File Number:                                               Date examination completed:
      811-4881                                                                                May 31, 1998
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2.  State identification Number:
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AL                    AK                   AZ                    AR                   CA                   CO
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CT                    DE                   DC                    FL                   GA                   HI
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ID                    IL                   IN                    IA                   KS                   KY
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LA                    ME                   MD                    MA                   MI                   MN
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MS                    MO                   MT                    NE                   NV                   NH
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NJ                    NM                   NY                    NC                   ND                   OH
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OK                    OR                   PA                    RI                   SC                   SD
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TN                    TX                   UT                    VT                   VA                   WA
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WV                    WI                   WY                    PUERTO RICO
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

Other (specify):  See attached list of state identification numbers.
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3. Exact name of investment company as specified in registration statement:
       Norwest Advantage Funds
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4. Name under which business is conducted, if different from above:

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5.Address of principal  place of business  (number,  street,  city,  state,  zip code): Two Portland Square, Portland, ME 04101
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and form to Kenneth
          A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208, New Executive Office Building, Washington, D.C. 20503.


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

[LOGO}
                  99 High Street                   Telephone 617 988 1000               Telefax 617-988-0800
                  Boston, MA 02110-2371





                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees of
Norwest Advantage Funds
and
Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter, that Cash Investment Fund, U.S. Government Fund, Treasury Fund, Ready Cash Investment Fund, Municipal Money Market Fund, Stable Income Fund, Limited Term Government Income Fund, Intermediate Government Income Fund, Diversified Bond Fund, Diversified Small Cap Fund, Income Fund, Total Return Bond Fund, Limited Term Tax-Free Fund, Tax-Free Income Fund, Colorado Tax Free Fund, Minnesota Intermediate Tax-Free Fund, Minnesota Tax Free Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Balanced-Equity Fund, Index Fund, Income Equity Fund, ValuGrowth Stock Fund, Diversified Equity Fund, Growth Equity Fund, Large Company Growth Fund, Small Company Stock Fund, Small Company Growth Fund, Small Cap Opportunities Fund, Contrarian Stock Fund, International Fund, Norwest WealthBuilder II Growth Portfolio, Norwest WealthBuilder II Growth & Income Portfolio, Norwest WealthBuilder II Growth Balanced Portfolio, Performa Strategic Value Bond Fund, Performa Disciplined Growth Fund, Performa Small Cap Value Fund, and Performa Global Growth Fund of Norwest Advantage Funds (the Funds), complied with the provisions of subsection
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 1998. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1998, with respect to securities transactions, without prior notice to management:

(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., the Custodian;

(2) Confirmation of securities held by institutions in book entry form by Participant Trust Company, Bankers Trust Company, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Tests of selected security transactions since  the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Norwest Advantage Funds was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1998 is fairly stated in all material respects.

This report is intended solely for the information and use of management of Norwest Advantage Funds and should not be used for any other purpose.


                                                     /s/ KPMG Peat Marwick LLP



Boston, Massachusetts
August 31, 1998

[LOGO]                                              Norwest Bank Minnesota, N.A.
                                                    Norwest Center
                                                    Sixth and Marquette
                                                    Minneapolis, MN  55479-0001
                                                    612/667-1234

August 17, 1998


KPMG Peat Marwick LLP
4200 Norwest Center
90th South 7th Street
Minneapolis, MN  55402


RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


Ladies and Gentlemen:

Norwest Bank Minnesota, N.A., as investment manager for Cash Investment Fund, U.S. Government Fund, Treasury Fund, Ready Cash Investment Fund, Municipal Money Market Fund, Stable Income Fund, Limited Term Government Fund, Intermediate Government Income Fund, Diversified Bond Fund, Income Fund, Total Return Bond Fund, Limited Term Tax-Free Fund, Tax-Free Income Fund, Colorado Tax-Free Fund, Minnesota Intermediate Tax-Free Fund, Minnesota Tax-Free Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Balanced Equity Fund, Index Fund, Income Equity Fund, ValuGrowth Stock Fund, Diversified Equity Fund, Growth Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, Small Company Stock Fund, Small Company Growth Fund, Small Cap Opportunities Fund, Contrarian Stock Fund, and International Fund, Performa Strategic Value Bond Fund, Performa Disciplined Growth Fund, Performa Small Cap Value Fund, Performa Global Growth Fund, Growth Portfolio, Growth and Income Portfolio, and Growth Balanced Portfolio of Norwest Advantage Funds, is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments of Registered Management Investment Companies," of the Investment Company Act of 1940. It is also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements.

Norwest Bank, Minnesota, N.A. has performed an evaluation of the Norwest Advantage Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 1998. Based on this evaluation, it has been determined that the Norwest Advantage Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1998, with respect to securities reflected in the investment accounts of the Norwest Advantage Funds.

Sincerely,

Norwest Bank Minnesota, N.A.

/s/ Carol Warner

Carol Warner, Senior Vice President
Trust Operations & Technology